

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Assaf Ginzburg
Chief Financial Officer
ORMAT TECHNOLOGIES, INC.
6140 Plumas Street
Reno, Nevada 89519-6075

>  **Re:  ORMAT TECHNOLOGIES, INC.**
>  **Forms 8-K**
>  **Filed June 27, 2022 and August 4, 2022**
>  **File No. 001-32347**

Dear Mr. Ginzburg:

　　We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Energy & Transportation

cc:　　Colin Diamond